SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 03 November 2004


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------





press release

3 November, 2004


              BP AND SOLVAY COMPLETE PLASTICS ASSETS TRANSACTIONS

BP today announced that it has reached agreement with Solvay to acquire Solvay's share of the BP Solvay joint ventures which were established in 2001. This marks the completion of an asset exchange deal announced in December 2000 in which BP transferred engineering polymer assets to Solvay, Solvay transferred polypropylene assets to BP, and two high density polyethylene (HDPE) joint ventures were set up in the US and Europe.

Subject to regulatory approvals, BP will purchase Solvay's share of the HDPE manufacturing plant and businesses. The joint ventures will be terminated in early 2005.

"HDPE is an important part of our olefins and derivatives business. This deal will help launch our new O&D business on a sound footing," said Ralph Alexander, CEO of the new company.

Notes to editors

The BP Solvay joint ventures comprise HDPE business interests and manufacturing sites in Europe and the USA with a total capacity of 2.6 million tonnes.
In the Europe jv, BP's interest is 50% of 1,566,000 tonnes capacity from five sites employing approximately 1000 staff.

In the US jv, BP's interest is 49% of 1,000,000 tonnes capacity from two sites employing approximately 300 staff.



Further enquiries:

Robert Wine, BP press office, London - tel: +44 (0)20 7496 4827
Scott Dean, BP press office, Chicago - tel: +1 (630) 821 3212
Martial Tardy, Solvay press office, tel: +32 2 509 72 30

                                    - ENDS -


                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated:   03 November 2004                     /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary